03015997

AB 3/6/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED PROCESSING SECTION MAR 0 5 2003 WASH, D.C. 155

SEC FILE NUMBER
8- 34534

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

STRATEGIC CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

654A GODWIN PLAZA
(No. and Street)

MIDLAND PARK	NJ	07432
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRUCE R. BARND (201) 444-9754
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CONROY, SMITH & CO.
(Name — *if individual, state last, first, middle name*)

385 PROSPECT AVENUE	HACKENSACK	NJ	07601
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB...

MAR 2 1 2003

OATH OR AFFIRMATION

I, Bruce R. Barnd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Strategic Capital Corporation, as of December 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

JAMES POWELL
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 10/1/2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STRATEGIC CAPITAL CORPORATION

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002

CONROY, SMITH & CO.

certified public accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Strategic Capital Corporation

We have audited the accompanying statement of financial condition of Strategic Capital Corporation as of December 31, 2002, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strategic Capital Corporation as of December 31, 2002, and the results of its operations, changes in stockholders' equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Certified Public Accountants

February 21, 2003
Hackensack, NJ

385 PROSPECT AVENUE, HACKENSACK, NJ 07601 ◆ 201.488.9299 ◆ FAX 201.488.7360 ◆ CONSMITH@MSN.COM

STRATEGIC CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$29,455
Related party receivables	19,100
Non-marketable securities	20,100
Total assets	$68,655

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 6,878
Total liabilities	$ 6,878
Stockholders' equity:	
Common stock, no par, 10,000 shares authorized, 1,000 shares issued and outstanding	$22,607
Retained earnings	39,170
Total stockholders' equity	$61,777
Total liabilities and stockholders' equity	$68,655

See the accompanying notes to financial statements.

STRATEGIC CAPITAL CORPORATION

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues:	
Revenue from sale of investment company shares	$ 7,144
Investment advisory fees	21,835
Other revenue	81,276
Total revenues	$110,255
Expenses:	
Salaries and other employment costs	$ 673
Regulatory fees and expenses	1,308
Other expenses	97,982
Total expenses	$ 99,963
Net income before income tax expense	$ 10,292
Income tax expense	2,833
Net income	$ 7,459

See the accompanying notes to financial statements.

STRATEGIC CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Retained Earnings	Total
Balance, January 1, 2002	$22,607	$31,711	$54,318
Net income	-	7,459	7,459
Balance, December 31, 2002	$22,607	$39,170	$61,777

See the accompanying notes to financial statements.

STRATEGIC CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows From Operating Activities	
Net income	$ 7,459
Adjustments to reconcile net income to net cash:	
Changes in assets and liabilities:	
Increase in related party receivables	(18,497)
Increase in accounts payable and accrued expenses	2,118
Net decrease in cash from operating activities	($ 8,920)
Net decrease in cash and cash equivalents	($ 8,920)
Cash and cash equivalents, January 1	38,375
Cash and cash equivalents, December 31	$29,455

See the accompanying notes to financial statements.

STRATEGIC CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Organization

The company is a registered broker/dealer. The company sells mutual funds shares and various forms of insurance. In addition, the company performs investment advisory and professional services for its clients.

Income Taxes

Federal income tax expense for financial reporting purposes has been calculated in accordance with FAS 109.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method.

Cash Equivalents

For purposes of the statement of cash flows, the company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2. Related Party Transactions

The company is provided with a variety of services including rent, use of equipment, etc. from a related company. In exchange for these services a management fee is paid annually. The fee paid for these services for the year ended December 31, 2002 was $21,500.

Note 3. **Net Capital Requirements**

The company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001, the company had net capital of $21,988 which was $16,988 in excess of its required net capital. The company's net capital ratio was .313 to 1.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2002

Schedule I

STRATEGIC CAPITAL CORPORATION

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

AS OF DECEMBER 31, 2002

Net Capital		
Total stockholders' equity		$61,777
Total stockholders' equity qualified for net capital		$61,777
Deductions and/or charges:		
Non-allowable assets:		
Non-marketable securities	$20,100	
Related party receivables	19,100	39,200
Net capital before haircuts		$22,577
Haircuts on securities:		
Other		589
Net capital		$21,988
Computation of Basic Net Capital Requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness)		$ 459
Minimum dollar net capital required		$ 5,000
Excess net capital		$16,988
Computation of Aggregate Indebtedness		
Total A.I. liabilities		$ 6,878
Percent of aggregate indebtedness to net capital		31.3

Reconciliation of Computation of Net Capital Under Securities and Exchange Rule 15c3-1

There are no material differences between the computation presented above and the firms X-17a(5) Part II(A) filing.

Schedule II

STRATEGIC CAPITAL CORPORATION

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
UNDER EXHIBIT A OF SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF DECEMBER 31, 2002

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

Schedule III

STRATEGIC CAPITAL CORPORATION

SCHEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF DECEMBER 31, 2002

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.

CONROY, SMITH & CO.
certified public accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

The Board of Directors
Strategic Capital Corporation

In planning and performing our audit of the financial statements and supplemental schedule of Strategic Capital Corporation (the "Company"), for the year ended December 31, 2002, we considered its internal control structure, including control activities safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

385 PROSPECT AVENUE, HACKENSACK, NJ 07601 ◆ 201.488.9299 ◆ FAX 201.488.7360 ◆ CONSMITH@MSN.COM

Because of inherent limitations in internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of Strategic Capital Corporation to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management. This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Conroy, Smith & Co.

February 21, 2003
Hackensack, NJ